UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2018

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F          ☒          Form 40-F          ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes          ☐          No          ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Telecom Argentina S.A.

Item

1. English translation of a letter dated November 28, 2018 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, November 28, 2018

Comisión Nacional de Valores

RE.: Telecom Argentina S.A.

Mandatory Tender Offer

Dear Sirs,

I am writing to you in my capacity of Alternate Responsible for Markets Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), in relation to the Mandatory Tender Offer promoted by Cablevisión Holding S.A. (“CVH”) on June 21, 2018 and following with the information published by the Company through the Relevant Matter dated September 21, 2018.

In this respect, we refer to the attached note received today from CVH, communicating the resolution dated November 27, 2018, issued in re. “Cablevisión Holding S.A c/Comisión Nacional de Valores s/medidas cautelares” Docket No. 7998/2018, pending before the Federal Civil and Commercial Court No. 3, by virtue of which the Court deemed accepted (as a condition of admissibility) the bond required to be posted pursuant to the resolution dated November 1, 2018, which granted the injunction requested by CVH.

Sincerely,

Telecom Argentina S.A.

/s/ Solange Barthe Dennin
Alternate Responsible for Market Relations

ATTACHMENT

FREE TRANSLATION

Buenos Aires, November 28, 2018.

Mr. President of the Board of Directors

of Telecom Argentina S.A.

Alicia Moreau de Justo 50, 13 Floor

City of Buenos Aires

Ref.: Mandatory Tender Offer promoted and formulated by Cablevisión Holding S.A. — Notification of injunction.

Dear Sirs,

Sebastián Bardengo, in my capacity of Chairman of Cablevisión Holding S.A. (the “Company”), I am writing to you to inform you that on the date hereof the Company was notified of a resolution dated November 27, 2018 issued in re. “Cablevisión Holding S.A. c/ Comisión Nacional de Valores s/ Medidas Cautelares” Docket No. 7998/2018 pending before the Federal Civil and Commercial Court No. 3 by virtue of which the Court deemed accepted (as a condition of admissibility) the  bond required to be posted pursuant to the resolution dated November 1, 2018, which granted the injunction requested by the Company and that preventively orders the Comisión Nacional de Valores to abstain from resolving and deciding on the authorization of the Mandatory Tender Offer to Acquire Class B Shares of Telecom Argentina S.A. (OPA) promoted and formulated by the Company on 21 June 2018, for a period of six months.  The aforementioned injunction will be duly notified to the Comisión Nacional de Valores, as ordered in the resolution.

Please find attached a copy of the relevant excerpts of such resolution.

Sincerely,

Cablevisión Holding S.A.

/s/ Sebastián Bardengo
Chairman

Received on November 28, 2018 by Andrea V. Cerdan, attorney in fact.

FREE TRANSLATION

National Judicial Branch

Federal Civil and Commercial Court 3

7998/2018

CABLEVISION HOLDING SA c/ COMISION NACIONAL DE VALORES s/ MEDIDAS CAUTELARES

Buenos Aires, November          , 2018.

[Opening procedural paragraph intentionally omitted]

The bond required by the injunction ordered on pp. 316/320 shall be deemed accepted.

[Closing procedural paragraphs intentionally omitted]

Signature Date: 27/11/2018

Uploaded onto the system: 28/11/2018

Signed by: ANA MARÍA ALVAREZ, FEDERAL SECRETARY

National Judicial Branch

Federal Civil and Commercial Court 3

7998/2018

CABLEVISION HOLDING SA c/ COMISION NACIONAL DE VALORES s/ MEDIDAS CAUTELARES

Buenos Aires, November          , 2018.

RECITALS:

I. The company “Cablevisión Holding S.A.” (CVH) requested the granting of an injunction whereby the Argentine Securities Commission (CNV [for its Spanish acronym]) shall abstain from pronouncing itself and deciding on the authorization of the Mandatory Tender Offer to Acquire Class B Shares of Telecom Argentina SA (OPA [for its Spanish acronym]) promoted and formulated pursuant to Law No. 26,831, as amended by Law No. 27,440 and the rules of the CNV (2013), until a final decision is rendered on the merits.

CVH explained that on 1/1/2018 Cablevisión Holding became controlling shareholder of Telecom Argentina S.A. (TEO) as a result of the receipt of new common shares of Telecom that occurred after the merger by absorption of Cablevisión S.A. into Telecom became effective and the entry into force of the Telecom shareholders’ agreement executed on 7/7/17, which grants CVH the right to appoint a majority of the Board of Directors of TEO.

CVH argued that as a result of the occurrence of that change of control with respect to TEO and pursuant to the old language of Law 26,831 and the CNV rules, it had the statutory obligation to promote and formulate a Mandatory Tender Offer to Acquire Class B Shares of Telecom Argentina SA (OPA) which deadline was on 30/6/2018; CVH adds that prior to the expiration of that statutory term, on 11/5/18, Law No. 27,440 was published in the Official Gazette, amending substantially the rules set forth under Law No. 26,831 (Capital Markets) for Tender Offers, especially those relating to the way that price must be determined.

CVH states that in light of the imminent expiration of such term, it promoted the OPA satisfying the requirements set forth in the legislation then in force and applicable, and therefore [the OPA] should be approved and authorized without any kind of condition. CVH stated that the CNV, based on an alleged breach of the principal of equal treatment among shareholders, imposed conditions on the price of the OPA that would not have legal grounds, setting the price of the OPA in dollars —payable in pesos at the foreign exchange rate applicable on the day prior to the settlement-, which would cause a serious economic damage, because it would be obligated to pay a price that is materially higher than the price provided under the Capital Markets Law, which would constitute an expropriation of CVH and a clear economic damage.

In paragraph VII, the claimant asked for the unconstitutionality of arts. 4, 5, 6, 9, 10, 13, 14, 15 and 16 of Law No. 26.854 and art. 1 of Law No. 26.944 because, in its opinion, such legislation violates the general principle of injunctive relief as well as procedural equality.

On pp. 219/226, the petitioner withdrew the unconstitutionality claim of article 4 of Law No. 26.854 and expanded the arguments of the initial request.

II. On pp. 227/228 an interim injunction was granted pursuant to article 1, third paragraph, of the cited Law No. 26,854, whereby it was ordered that the CNV shall abstain from resolving and deciding on the authorization of the Mandatory Tender Offer for Class B Shares of Telecom Argentina S.A. promoted and formulated by CVH on June 21, 2018 until [the court] decides on the injunction requested by the Company after fulfilment of the requirements of article 4 of the abovementioned law.

On pp. 247/252, the CNV lodged an appeal to reverse judgement and a subsidy appeal against the aforementioned measure. On pp. 253, the appeal to reverse judgement was dismissed and the subsidy appeal was granted.

On pp, 301, the appeal was ordered to be elevated to the Court of Appeals, of whose formation is provided on pp. 302.

III. On pp. 254/279, the CNV presented the report required under article 4 of Law No. 26.854, whereby it explained the background of the acquisition of control of TEO by CVH and the procedural history of the administrative CNV docket No. 1,649/2018- “Telecom Argentina S.A. s/OPA por Cablevisión Holding S.A.” The CNV described the position of CVH and the reports prepared by the technical departments of the CNV.

[The CNV] contested the interim injunction on the grounds of a coincidence with the purpose of the interim injunction required in this case.

[The CNV] mentioned the characteristics of the capital markets, the functions of the CNV, the regulation of mandatory tender offers for change of control pursuant to Law No. 26,831, as amended by Law No. 27,440. In addition, the [CNV] explained the procedural requirements for the granting of the requested injunction, and concluded that CVH did not prove the likelihood of success on the merits requested and that no public interest is affected.

IV. On pp. 303/307, the Opinion of the Federal Prosecutor is added.

[Recital V intentionally omitted — Recital VI missing in original Spanish version]

VII. From this preliminary approach applicable to any injunction process, the damage that could be caused to the claimant cannot be determined—during the course of the principal proceeding—by the rejection of the OPA of CVH, setting its price in dollars—a circumstance that entails the assumption of the foreign exchange risk—payable at the foreign exchange rate applicable on the date prior to the settlement, as CVH could be obligated to pay a price that is higher to the one provided under the Capital Markets Law; a situation that could result in—due to its economic relevance—the effects of an indirect expropriation of CVH’s investments, which in the event that CVH’s right is finally acknowledged in a decision on the merits would not be possible to be remedied.

I also consider relevant to the case the fact mentioned by petitioner, that a rejection by the sued agency would result in the obligation to disclose such relevant fact to investors through the Autopista de Información Financiera, which would provoke a negative effect on the listed price of CVH’s shares, and consequently would have repercussions on the value of the company generating a decrease in the possibility of obtaining financing.

Only within the framework of this injunctive process, without prejudice to the final value assessment that may be made about the final decision, on the basis of the debate and on the evidence that may be produced in the main proceedings, taking into account the opinion of the technical areas of the CNV (See requests made on pp. 780/782, pp. 881/892 and pp 961/962, of the opinions issued by the Under-Manager’s office for Market Monitoring, the Under-Manager’s office for Reorganizations and Acquisitions, legal and accounting, and the opinion on pp. 102071035 of the Issuers Division, all of them in the CNV — File No. 1649/2018, certified copies of which are reserved at the Secretariat), does the possibility of an occurrence of the damages alleged by CVH become plausible, which damages must be considered serious and would not be remedied in the event of a recognition of the right invoked [by CVH] in the resolution on the merits of the matter under debate.

Therefore, taking into account the idea of prevention that was pointed out above, the possibility of the occurrence of serious damage that is subsequently impossible to repair in a scenario in which the CNV rejected CVH’s Mandatory Tender Offer, and taking especially into account the current economic context that our country is undergoing, a circumstance that determines that one must pay attention to requests such as this one, tending to prevent decisions that could cause material damages that could affect productive investments that favour economic growth, I consider that the requested injunction must be granted, given that the matter is framed in a scenario that is not easily reversible, given the economic significance of the case, the immediate effects of which could result in irreparable economic damages.

[Remainder of Recital VII and Recitals VIII — X intentionally omitted]

Under such conditions, I RESOLVE: to grant the requested injunction and order preventively that the NATIONAL SECURITIES COMMISSION shall abstain from resolving and deciding on the authorization of the Mandatory Tender Offer to Acquire Class B Shares of Telecom Argentina S.A. (OPA) promoted and formulated by CABLEVISIÓN HOLDING S.A. on June 21, 2018, for a period of six months (Art. 5 of Law No. 26,854). Such term is imposed given that the representation of eventual damages that could result from the term set forth by the law would be a premature exercise, especially if the law itself allows for the possibility of its extension.

Let this decision be communicated.

Let this decision be registered.

[A full Spanish version of the court’s decision is available on http://www.cnv.gov.ar]

Signature Date: 1/11/2018

Signed by: JOSE LUIS CASSINEIRO, ACTING JUDGE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: November 29, 2018	By:	/s/ Gabriel P. Blasi
		Name:	Gabriel P. Blasi
		Title:	Responsible for Market Relations